SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE TO-I/A
                                  (Rule 13e-4)
                                 AMENDMENT NO. 2
                             TENDER OFFER STATEMENT
                                      UNDER
       SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934



               FONIX CORPORATION (NAME OF SUBJECT COMPANY (ISSUER)
                          AND FILING PERSON (OFFEROR))

     CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                      n/a*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THOMAS A. MURDOCK
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                                FONIX CORPORATION
                         9350 SOUTH 150 EAST, SUITE 700
                                SANDY, UTAH 84070
                                 (801) 553-6600

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                               WAYNE D. SWAN, ESQ.
                             DURHAM JONES & PINEGAR
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111
                                 (801) 415-3000

**THE PURPOSE OF THIS AMENDMENT IS TO CORRECT CERTAIN TYPOGRAPHICAL AND TECHNICAL ERRORS.**

                            CALCULATION OF FILING FEE

                TRANSACTION VALUATION                   AMOUNT OF FILING FEE


                $23,140,473                                $2,724

         Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 752,705 shares of Common Stock of Fonix Corporation, having an aggregate value of $23,140,473 as of January 19, 2005, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 0.00011770 of the value of the transaction. Fee paid with original filing. No additional fee due.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         AMOUNT PREVIOUSLY PAID: $2,724
            FORM OR REGISTRATION NO.: SCHEDULE TO, FILE NO. 005-47375
                         FILING PARTY: FONIX CORPORATION
                           DATE FILED: JANUARY 19, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 34459U306.


ITEM 1   SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options for New Options dated January 19, 2005 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2   SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Fonix Corporation, a Delaware corporation ("Fonix"). The address of its principal executive offices is 9350 South 150 East, Suite 700, Sandy, Utah 84070. The telephone number at that address is
(801) 553-6600. The executive officers and directors of Fonix, and each person controlling Fonix, are indentified on page 2 of the company's Definitive
Proxy Statement filed with the SEC on November 12, 2004, which information is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer (as defined below) by Fonix to exchange all stock options ("Option Shares") to purchase shares of Fonix's Common Stock, par value $0.0001 per share, granted under Fonix's 1996 Long-Term Investment and Incentive Plan, 1996 Directors' Stock Option Plan, 1997 Stock Option and Incentive Plan, and 1998 Stock Option and Incentive Plan (the "Company Option Plans") that are held by Eligible Optionholders (as defined below). These Option Shares will be exchanged for new options that will be granted under the 1998 Stock Option and Incentive Plan (the "New Options"), upon the terms and subject to the conditions set forth under the section entitled "The Offer" in the Offer to Exchange. As of January 19, 2005, Fonix had 134,597,500 shares of Common Stock issued and outstanding, and had issued and outstanding under the Company Option Plans options held by employees to purchase 752,705 shares of Common Stock. Eligible Optionholders includes any optionholder who (i) as of the date the offer commences and the date on which the tendered options are cancelled, is an employee of Fonix or one of its subsidiaries, and (ii) holds options issued under the Company Option Plans.
Only Eligible

Optionholders of Fonix or one of its subsidiaries will be eligible to accept the offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

         (c) There is no established trading market for the Option Shares described under Item 2(b) above. The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3   IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The filing person is the issuer. The information set forth under
Item 2(a) above is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 4   TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under Summary Term Sheet, Introduction, Section 2 ("Number of options; expiration date"),
Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 13 ("Status of options acquired by us in the Offer; accounting consequences of the Offer"), Section 14 ("Legal matters; regulatory approvals"), Section 15 ("Income tax consequences"), Section 16 ("Extension of Offer; termination; amendment") and Section 18 ("Additional information") are incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 6   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)      The information set forth in the Offer to Exchange under
Section 3 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 13 ("Status of options acquired by us in the Offer; accounting consequences of the Offer") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 17 ("Fees and expenses") is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9 PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10 FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 11 ("Financial Statements") and Section 18 ("Additional information") and the information set forth under the captions Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Stockholders Equity, Consolidated Statements of Cash Flows and Notes to Consolidated Financial Statements in Fonix's Annual Report on Form 10-K and amendments thereto for the yeat ended December 31, 2003, which contains Fonix's audited financial statements, is incorporated herein by reference and the information set forth on pages 3 through 22 (under the captions Part I, Item 1) of Fonix's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which contains Fonix's unaudited financial statements, is incorporated herein by reference. Further, the Annual Report on Form 10-K and amendments thereto and the Quarterly Report on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission's (SEC) website.

         (b) Not applicable.

ITEM 11 ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 14 ("Legal matters; regulatory approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12 EXHIBITS.

         (a)(1) Offer to Exchange Certain Outstanding Options for New Options dated January 19, 2005, as amended.

             (2)  Election Form, as amended.

             (3) Memorandum from Thomas A. Murdock, Chief Executive Officer, to Employees dated January 19, 2005.

             (4)  Notice to Change Election From Accept to Reject.

             (5)  Form of Confirmation of Receipt of Election to Exchange
                  Options.

             (6)  Form of Promise to Grant Stock Option(s).

             (7) Fonix's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 22, 2004, is incorporated herein by reference.

             (8)  Fonix's Annual Report on Form 10-K for the year ended
                  December 31, 2003, filed with the SEC on April 14, 2004, as amended by Form 10-K/A for the year ended December 31, 2003 filed with the SEC on May 5, 2004, is incorporated herein by reference.

             (9)  Press release of the Company dated January 20, 2005.

         (b) Not applicable.

         (d)(1) Fonix Corporation Second Amended and Restated 1998 Stock Option and Incentive Plan.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.




                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

FONIX CORPORATION

By:      /s/  Thomas A. Murdock
         ---------------------------------
         Thomas A. Murdock
Its:     Chief Executive Officer

Date:    January 21, 2005

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION

(a)(1) Offer to Exchange Certain Outstanding Options for New Options dated January 19, 2005, as amended.

(a)(2) Election Form, as amended.

(a)(3) Memorandum from Thomas A. Murdock, Chief Executive Officer, to Employees dated January 19, 2005.

(a)(4) Notice to Change Election From Accept to Reject.

(a)(5) Form of E-Mail Confirmation of Receipt of Election to Exchange Options.

(a)(6) Form of Promise to Grant Stock Option(s).

(a)(7) Fonix's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 22, 2004, is incorporated herein by reference.

(a)(8) Fonix's Annual Report on Form 10-K and amendments thereto for the year ended December 31, 2003 is incorporated herein by reference.

(a)(9) Press release of the Company dated January 20, 2005.

(d)(1) Fonix Corporation Second Amended and Restated 1998 Stock Option and Incentive Plan.